UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.                                        General Identifying Information

1.                                      Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐                                    Merger

☒                                  Liquidation

☐                                    Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company (Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.                                      Name of fund:  The Thai Capital Fund, Inc.

3.                                      Securities and Exchange Commission File No.:  811–06062

4.                                      Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒                                  Initial Application                     ☐                   Amendment

5.                                      Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

The Thai Capital Fund, Inc.
c/o Aberdeen Asset Management Inc.
1735 Market Street, 32nd Floor
Philadelphia, PA 19103

6.                                      Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Leonard B. Mackey, Esq.
Clifford Chance US LLP
31 W. 52nd Street
New York, New York 10019
Tel:      212-878-8489

7.                                      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-l and 31a-2 under the Act [17 CFR 270.31a-l, 31a-2]:

NOTE:          Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 3la-2 for the periods specified in those rules.

Aberdeen Asset Management Inc.
1735 Market Street, 32nd Floor
Philadelphia, PA 19103
Tel: 215 405 5770

8.                                      Classification of fund (check only one):

☒                                  Management company;

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                      Subclassification if the fund is a management company (check only one):

☐                                    Open-end                                           ☒                                  Closed–end

10.                               State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.                               Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

SCB Asset Management Co., Ltd (present)

21st–22nd Floor SCB Park Plaza 3

19 Ratchadapisek Road, Chatuchak

Bangkok 10900, Thailand

Daiwa SB Investments (Singapore) Ltd. (terminated in 2011)

152 Beach Road, #06-01/02

The Gateway East, Singapore 189721

12.                               Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not applicable. The fund has not conducted an offering in the last five years.

13.                               If the fund is a unit investment trust (“UIT”) provide:

Not Applicable

(a)                                 Depositor’ name(s) and address(es)

(b)                                 Trustee’s name(s) and address(es)

14.                               Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes                                                             ☒ No

If Yes, for each UIT state:

Name(s):

File No. : 811-

Business Address:

15.                               (a)                                 Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                                                           ☐ No

If Yes, state the date on which the board vote took place:

April 3, 2013

If No, explain:

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                                                           ☐ No

July 1, 2013

If No, explain:

II.                                   Distributions to Shareholders

16.                               Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                                                           ☐ No

(a)                                 If Yes, list the date(s) on which the fund made those distributions:

August 23, 2013, September 30, 2013

(b)                                 Were the distributions made on the basis of net assets?

☒ Yes                                                           ☐ No

(c)                                  Were the distributions made pro rata based on share ownership?

☒ Yes                                                           ☐ No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)                                  Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes                                                             ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.                               Closed-end funds only:
Has the fund issued senior securities?

☐ Yes                                                             ☒ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.                               Has the fund distributed all of its assets to the fund’s shareholders?

☐ Yes                                                             ☒ No

If No,

(a)                                 How many shareholders does the fund have as of the date this form is filed? 91

(b)                                 Describe the relationship of each remaining shareholder to the fund: A holder of the Fund’s common stock is accorded the rights of such a holder under the laws of the State of Maryland and the Fund’s articles of incorporation. As the Fund has made its final liquidating distribution and does not have any distributable assets, the shares do not have any value.

19.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☒ Yes                                                           ☐ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

The Fund was unable to ascertain a valid mailing address for 17 stockholders in order to forward proceeds of an aggregate amount of $4,196.26 and the Fund has mailed checks to 33 stockholders in an aggregate amount of $8,101.83 which have not been cashed. The undistributed funds are being held by American Stock Transfer & Trust Company (“AST”), the Transfer Agent for the Fund, pending ongoing efforts to locate these stockholders.  AST will conduct a search to find a valid address for these stockholders and, if AST is able to locate such an address, a letter will be sent asking the stockholder to contact AST to update their records.  If AST is unable to locate these stockholders, the funds will be held for the period specified by state law to constitute abandonment, and will be escheated after that period is met.

III.                              Assets and Liabilities

20.                               Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☒ Yes                                                           ☐ No

If Yes,

(a)                                 Describe the type and amount of each asset retained by the fund as of the date this form is filed:  The Fund has approximately $111,800 in cash.

(b)                                 Why has the fund retained the remaining assets?

The Fund has retained these assets to cover current and anticipated liabilities and expenses in connection with its liquidation and dissolution as well as to cover any contingent liabilities.  The Fund’s custodian, State Street Bank and Trust Company, is holding these remaining assets.  Once all of the Fund’s current liabilities and expenses have been paid, it is expected that all of the Fund’s remaining assets will be used to cover future liabilities and expenses, which are included in the expenses set forth in response to question 21(a) below.

(c)                                  Will the remaining assets be invested in securities?

☐ Yes                                                             ☒ No

21.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒ Yes                                                           ☐ No

If Yes,

(a)                                 Describe the type and amount of each debt or other liability:

As of October 31, 2013, the Fund had the following liabilities that had accrued or were expected to accrue through the date of complete winding up of the Fund:

Legal fees	17,400

Reports and Notices to Stockholders	3,900

Directors fee	15,600

Audit fee	7,400

Insurance	52,500

Contingencies and Miscellaneous	15,000

Total	111,800

(b)                                 How does the fund intend to pay these outstanding debts or other liabilities?

The Fund will use its remaining assets to pay its outstanding liabilities and expenses.  See the Fund’s response to question 20(b).

IV.                               Information About Event(s) Leading to Request For Deregistration

22.                               (a)                                 List the expenses incurred in connection with the Merger or Liquidation:

(i)                                   Legal expenses:

$52,000

(ii)                                Accounting expenses:

$7,410

(iii)                             Other expenses (list and identify separately):

Miscellaneous   $10,000

(iv)                            Total expenses (sum of lines (i) - (iii) above):

$60,410

(b)                                 How were those expenses allocated?

These expenses were allocated to The Thai Capital Fund, Inc.

(c)                                  Who paid those expenses?

The Thai Capital Fund, Inc.

(d)                                 How did the fund pay for unamortized expenses (if any)?

Not Applicable

23.                               Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                                                             ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                    Conclusion of Fund Business

24.                              Is the fund a party to any litigation or administrative proceeding?

☐ Yes                                                             ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                                                             ☒ No

If Yes, describe the nature and extent of those activities:

VI                                  Mergers Only

Not Applicable

26.                               (a)                                 State the name of the fund surviving the Merger:

(b)                                 State the Investment Company Act file number of the fund surviving the Merger:

811-

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Thai Capital Fund, Inc., (ii) he is the President of The Thai Capital Fund, Inc., and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Signature:
/s/ Alan Goodson
Name: Alan Goodson
Title: President